  Exhibit 99.1

High Tide Announces Its Cabana Club Loyalty Program Has Surpassed 1 Million Members

The Company Also Reports Over $2 Million in Retail Sales on '4/20' Representing a 64% Increase From the Previous Week1

CALGARY, AB, April 25, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Cabana Club loyalty program has surpassed the significant milestone of 1 million members. This figure represents over 110% growth from the 473,161 members of the Cabana Club on '4/20' in 2022.

High Tide Inc., April 25, 2023 (CNW Group/High Tide Inc.)

'4/20' Sales Numbers

The Company also announced that on April 20, 2023 '4/20', it generated over CAD $2 Million in total retail gross revenues ("Total Sales") across all retail platforms, representing a 64% increase from the previous Thursday. The Company's Canadian bricks-and-mortar stores reported a 46% increase, while sales across its e-commerce platforms (Grasscity.com, Smokecartel.com, Dailyhighclub.com, Dankstop.com, Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de) reported an increase of 216% over the previous Thursday.

"'4/20' celebrations were extra special this year as we surpassed the impressive milestone of achieving over 1 million members in our Cabana Club. Our Cabana Club is the largest bricks- and-mortar loyalty plan in Canada, with over 90% of our daily transactions conducted by our loyal club members, including our ELITE members. Our steadily rising Cabana Club numbers in Canada as well as our US and international customer base, now exceeds over 4.5 million total customers. Through our diverse cannabis ecosystem, our customers continue to purchase cannabis, CBD and consumption accessories products through our bricks-and-mortar and our international online platforms, providing us with an opportunity to build and extend our Cabana Club into a global cannabis community," said Raj Grover, President and Chief Executive Officer of High Tide.

"By leveraging the strength and numbers of our ever-increasing customer counts and our established international supply chain, this extended Cabana Club community will enjoy volume-based price discounts on high-quality cannabis merchandise and potentially other wellness-focused products in the future, which should continue to further propel our loyalty base. This explosive growth in customer loyalty has contributed to generating record sales via our bricks-and-mortar network in Canada and our international online platforms on '4/20' of over 2 million dollars which is an improvement of over 64% from the previous week. I'm thrilled to see our financial output growing in line with our rapidly growing customer loyalty as showcased through our last two record setting quarters based on increasing revenue and adjusted EBITDA while continuing to significantly improve our free cash flow position. We remain laser-focused on executing our communicated strategy through our differentiated retail model, positioning us for global growth as new and emerging markets open up to cannabis," added Mr. Grover.

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[1] Sales generated are consistent with historical gross margins at approximately 27%

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 152 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable Canadian securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the continued growth of our Cabana club, the continued purchase of cannabis by our customers, the building and extension of our Cabana Club into a global cannabis community, increasing customer counts, discounts continuing to propel our loyalty base, and executing on our communicated strategy through our differentiated retail model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in forward-looking statements in this press release are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov, which risk factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 25-APR-23